================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,        May                                    2006
                         ------------------------------        ----------------
Commission File Number   001-14620
                         ------------------------------        ----------------

                      Crystallex International Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

         Form 20-F                       Form 40-F    X
                    ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                          No    X
              ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1 Consolidated financial statements and notes thereto for the three month period ended March 31, 2006.

         2 Management's discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2006.

         3        Press Release, dated May 11, 2006.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Securities and Exchange Commission.

                                                                      DOCUMENT 1

Crystallex International Corporation










Consolidated Financial Statements

March 31, 2006

(Unaudited)

(Expressed in United States Dollars)

Crystallex International Corporation

Consolidated Balance Sheets

(Expressed in United States dollars)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                              March 31,         December 31,
                                                                                                   2006                 2005
                                                                                  ---------------------- --------------------
                                                                                            (Unaudited)
ASSETS

CURRENT
Cash and cash equivalents                                                                 $  19,476,831          $ 4,070,019
Restricted cash and cash equivalents (Note 3)                                                 4,687,500            9,241,851
Accounts receivable                                                                           1,863,054            1,395,394
Production inventories (Note 4)                                                               2,101,101            2,566,821
Prepaid expenses and other                                                                    3,274,449            2,787,495
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             31,402,935           20,061,580
RESTRICTED CASH AND CASH EQUIVALENTS  (Note 3)                                                1,364,164           12,081,312
PROPERTY, PLANT AND EQUIPMENT  (Note 5)                                                     230,416,616          215,260,043
DEFERRED FINANCING FEES                                                                       3,120,537            3,237,263
-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                              $ 266,304,252        $ 250,640,198
=============================================================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities                                                   $  9,123,757         $ 20,145,034
Current portion of debt (Note 6)                                                              2,603,449            2,442,350
Current portion of asset retirement obligations (Note 7)                                        123,250              126,092
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             11,850,456           22,713,476
DEBT (Note 6)                                                                                92,017,763           94,495,582
ASSET RETIREMENT OBLIGATIONS  (Note 7)                                                        1,469,582            1,394,646
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            105,337,801          118,603,704
-----------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 1 and 11)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                                                                      370,327,864          336,491,624
CONTRIBUTED SURPLUS                                                                          34,539,251           32,489,216
EQUITY COMPONENT OF EXCHANGEABLE BANK LOAN                                                    2,564,366            2,564,366
CUMULATIVE TRANSLATION ADJUSTMENT                                                            11,958,981           11,958,981
DEFICIT                                                                                    (258,424,011)        (251,467,693)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            160,966,451          132,036,494
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          $ 266,304,252        $ 250,640,198
=============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation

Consolidated Statements of Operations
(Unaudited)
(Expressed in United States dollars)
----------------------------------------------------------------------------------------------------------------------
                                                                                    Three month           Three month
                                                                                   period ended          period ended
                                                                                 March 31, 2006        March 31, 2005
                                                                           --------------------- ---------------------
MINING REVENUE                                                                     $  7,078,509          $  5,045,847
----------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations                                                                          6,324,003             5,231,203
  Amortization                                                                          427,035               877,299
  Depletion                                                                             268,859               209,015
----------------------------------------------------------------------------------------------------------------------
                                                                                      7,019,897             6,317,517
----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                                                  58,612            (1,271,670)
----------------------------------------------------------------------------------------------------------------------

OTHER EXPENSES
  Amortization                                                                          182,819               157,654
  Interest on debt                                                                    3,530,896             2,764,142
  General and administrative                                                          3,501,142             3,637,760
  Stock based compensation                                                              109,305               266,732
----------------------------------------------------------------------------------------------------------------------
                                                                                      7,324,162             6,826,288
----------------------------------------------------------------------------------------------------------------------
COMMODITY CONTRACT GAIN                                                                       -             1,458,681
----------------------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                                                              (7,265,550)           (6,639,277)
----------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
  Interest and other income                                                             333,012               623,815
  Foreign exchange loss                                                                 (23,780)           (1,973,593)
----------------------------------------------------------------------------------------------------------------------
                                                                                        309,232            (1,349,778)

----------------------------------------------------------------------------------------------------------------------
LOSS                                                                                 (6,956,318)           (7,989,055)

DEFICIT, BEGINNING OF PERIOD                                                       (251,467,693)         (206,260,777)
======================================================================================================================
DEFICIT, END OF PERIOD                                                            $(258,424,011)        $(214,249,832)
======================================================================================================================
BASIC AND DILUTED NET LOSS PER SHARE                                              $       (0.03)         $      (0.04)
======================================================================================================================
WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING                                                               216,405,414           190,660,898
======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in United States dollars)
--------------------------------------------------------------------------------------------------------------------
                                                                                    Three month           Three month
                                                                                   period ended          period ended
                                                                                 March 31, 2006        March 31, 2005
                                                                           --------------------- --------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Loss                                                                            $    (6,956,318)      $    (7,989,055)
Adjustments to reconcile loss to net cash
used in operating activities:

Amortization and depletion                                                              806,619             1,204,533
Unrealized foreign exchange gain                                                        (29,328)              589,529
Accretion expense on asset retirement obligation                                         72,094                39,435
Director's fees                                                                               -                70,000
Interest accretion on debt                                                              962,379               431,710
Unrealized commodity contract gain                                                            -            (8,285,638)
Stock based compensation                                                                109,305               266,732
Changes in other operating assets and liabilities:
Increase in accounts receivable                                                        (467,660)             (362,161)
Decrease (increase) in production inventories                                           465,720              (614,764)
Increase in prepaid expenses and other                                                 (486,954)           (1,498,008)
(Decrease) increase in accounts payable and
accrued liabilities                                                                  (5,878,194)            3,625,563
---------------------------------------------------------------------------------------------------------------------
                                                                                    (11,402,337)          (12,522,124)
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and equipment                                         (20,951,911)          (23,131,057)
Decrease in restricted cash and cash equivalents                                     15,271,499            11,661,930
Decrease in short-term investments                                                            -            30,277,280
---------------------------------------------------------------------------------------------------------------------
                                                                                     (5,680,412)           18,808,153
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash                                                   32,784,245             2,680,704
Issuance of warrants                                                                  2,092,725                     -
Debt repayments                                                                      (2,387,409)           (2,200,000)
---------------------------------------------------------------------------------------------------------------------
                                                                                     32,489,561               480,704
---------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                15,406,812             6,766,733
CASH AND CASH EQUIVALENTS,  BEGINNING OF PERIOD                                       4,070,019             5,766,742
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                        $    19,476,831       $    12,533,475
=====================================================================================================================


Supplemental disclosure with respect to cash flows  (Note 9)
The accompanying notes are an integral part of the consolidated financial statements.


Crystallex International Corporation
Consolidated Statements of Shareholders' Equity
(Expressed in United States dollars)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Equity
                                                                                                        component
                                                 Number of                                                  of
                                                  Common                      Number of    Contributed  Exchangeable
                                                  Shares        Amount         Warrants      Surplus      Bank Loan    Adjustment
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                    189,836,735  $ 306,031,783  $ 13,008,235  $ 31,824,328  $          -   $11,958,981
Shares issued: Unit offering                        200,000        466,549       450,000       272,926             -             -
             Exercise of options                    775,000      1,196,957             -      (143,934)            -             -
             Issuance of shares under
             equity drawn down facility          12,273,236     17,394,493             -             -             -             -
             Acquisition of non-controlling
             interest                             1,467,136      3,000,000             -             -             -             -
             Conversion of warrants               3,418,500      8,210,355    (3,418,500)   (3,129,998)            -             -
             Directors' fees                         65,186        190,000             -             -             -             -
             Share exchange - El Callao                 523          1,487             -             -             -             -
Exchangeable debt                                         -              -             -             -     2,564,366             -
Options issued to employees                               -              -             -     3,665,894             -             -
Warrants expired during the year                          -              -    (1,042,008)            -             -             -
Net loss for the year                                     -              -             -             -             -             -
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2005                    208,036,316    336,491,624     8,997,727    32,489,216     2,564,366    11,958,981
Shares issued: (Unaudited):
             Unit offering                       10,799,000     28,251,789    12,250,000     2,092,725             -             -
             Exercise of options                     60,500        242,513             -       (96,468)            -             -
             Issuance of shares under equity
             draw down facility                   1,661,130      4,317,661             -             -             -             -
             Settlement of promissory note          307,213        900,000             -             -             -             -
             Conversion of warrants                  25,000        124,277       (25,000)      (55,527)            -             -
Options issued to employees (unaudited)                   -              -             -       109,305             -             -
Net loss for the period (unaudited)                       -              -             -             -             -             -
-----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2006 (unaudited)           220,889,159    370,327,864    21,222,727  $ 34,539,251   $ 2,564,366  $ 11,958,981
-----------------------------------------------------------------------------------------------------------------------------------


Shareholders Equity Table continued

--------------------------------------------------------------------------------


                                                 Cumulative
                                                 Translation
                                                    Deficit           Total
--------------------------------------------------------------------------------

Balance at December 31, 2004                      (206,260,777)  $ 143,554,315
Shares issued: Unit offering                                 -         739,475
             Exercise of options                             -   $   1,053,023
             Issuance of shares under
             equity drawn down facility                      -   $  17,394,493
             Acquisition of non-controlling
             interest                                        -   $   3,000,000
             Conversion of warrants                          -   $   5,080,357
             Directors' fees                                 -   $     190,000
             Share exchange - El Callao                      -   $       1,487
Exchangeable debt                                            -   $   2,584,366
Options issued to employees                                  -   $   3,665,894
Warrants expired during the year                             -   $           -
Net loss for the year                              (45,206,916)  $ (45,206,916)
--------------------------------------------------------------------------------
Balance at December 31, 2005                     $(251,467,693)  $ 132,036,494
Shares issued: (Unaudited):
             Unit offering                                   -      30,344,514
              Exercise of options                            -   $     146,045
              Issance of shares under equity
              draw down facility                             -   $   4,317,661
              Settlement of promissory note                  -   $     900,000
              Conversion of warrants                         -   $      68,750
Options issued to employees (unaudited)                      -   $     109,305
Net loss for the period (unaudited)                 (6,956,318)  $  (6,956,318)
--------------------------------------------------------------------------------
Balance at March 31, 2006 (unaudited)            $ 160,966,451   $(258,424,011)
--------------------------------------------------------------------------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

       Crystallex International Corporation ("Crystallex" or the "Company") is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations. Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

       The Company's principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit to Impact Natural Resources ("the Permit") which will allow management to proceed to put in place financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it has received official notice from the Venezuelan Ministry of Basic Industries and Mines ("MIBAM") advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project. This approval represents the final external input required by the Ministry of the Environment and Natural Resources ("MARN") to complete the permitting process.

       The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that this permit or any other permits are not received, or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company's ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2.       SIGNIFICANT ACCOUNT POLICIES - BASIS OF PRESENTATION

       The unaudited interim period consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These unaudited interim period consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the audited annual consolidated financial statements and the accompanying notes thereto. The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2005 and for the year then ended.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------

3.       RESTRICTED CASH AND CASH EQUIVALENTS

       As at March 31, 2006 the Company had $6,051,664 of restricted cash and cash equivalents (December 31, 2005 - $21,323,163). This balance is comprised principally of treasury bills with original maturities of three months or less. These funds are being held in escrow under terms of an Escrow Agreement whereby funds are restricted for use towards approved capital budget expenditures and interest expense on Notes payable. The current portion relates to the cash commitments necessary to meet interest payments on the Notes payable due on July 15, 2006.

4.       PRODUCTION INVENTORIES

                                             March 31,          December 31,
                                                  2006                  2005
                                     ------------------   -------------------
Gold in dore                         $         494,667    $          406,435
Gold in process                                192,948               732,074
Stockpiled ore                                  29,486                28,484
Consumables and spare parts                  1,384,000             1,399,828
-----------------------------------------------------------------------------
                                     $      2 ,101,101    $        2,566,821
=============================================================================


5.       PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment are as follows:


                                                   March 31, 2006
                            --------------------------------------------------------------
                                                     Accumulated
                                Cost, Net           Amortization
                                    of                   and                Net Book
                                Write-down            Depletion              Value
                            -------------------   ------------------   -------------------
Plant and equipment         $      105,546,761    $       8,167,055    $       97,379,706
Mineral properties                 140,378,919            7,886,683           132,492,236
Deferred exploration and
development expenditures             3,658,007            3,113,333               544,674
------------------------------------------------------------------------------------------
                            $      249,583,687    $      19,167,071    $      230,416,616
==========================================================================================



                                                                 December 31, 2005
                                --------------------------------------------------------------
                                                         Accumulated
                                    Cost, Net           Amortization
                                        of                   and                Net Book
                                    Write-down            Depletion              Value
                                -------------------   ------------------   -------------------

Plant and equipment             $       99,939,283    $       7,783,659    $       92,155,624
Mineral properties                     130,177,569            7,877,218           122,300,351
Deferred exploration and
development expenditures                 3,658,007            2,853,939               804,068
----------------------------------------------------------------------------------------------
                                $      233,774,859    $      18,514,816    $      215,260,043
==============================================================================================

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


5.       PROPERTY, PLANT AND EQUIPMENT (continued)

       The net book values of property, plant and equipment by location are as follows:


                      ----------------------------------------------------------------------------
                                                   March 31, 2006
                      ----------------------------------------------------------------------------
                                                                     Deferred
                                                                  exploration and
                        Plant and            Mineral                development
                        Equipment           properties              expenditures        Total

Las Cristinas        $   96,538,027      $    132,472,343        $             -   $  229,010,370
Tomi Concession                   -                19,893                544,674          564,567
Revemin mill                602,514                     -                      -          602,514
Corporate                   239,165                     -                      -          239,165
--------------------------------------------------------------------------------------------------
Total                $   97,379,706      $    132,492,236        $       544,674   $  230,416,616
=================================================================================================

                      ----------------------------------------------------------------------------
                                                 December 31, 2005
                      ----------------------------------------------------------------------------
                                                                     Deferred
                                                                  exploration and
                        Plant and            Mineral                development
                        Equipment           properties              expenditures        Total
---------------------------------------------------------------------------------------------------
Las Cristinas        $   90,930,549      $    122,270,993        $             -   $  213,201,542
Tomi Concession                   -                29,358                804,068          833,426
Revemin mill                957,455                     -                      -          957,455
Corporate                   267,620                     -                      -          267,620
---------------------------------------------------------------------------------------------------
Total                $   92,155,624      $    122,300,351        $       804,068   $  215,260,043
===================================================================================================


       Deferred exploration and development expenditures are not re-classified as costs of mineral properties once production has commenced.

6.       DEBT

                                                                  December 31,
                                               March 31, 2006             2005
                                         --------------------    --------------
\Bank loan                                     $    10,883,658   $   12,840,234
Exchangeable promissory notes                       2,700,000        3,600,000
Notes payable                                      81,037,554       80,497,698
-------------------------------------------------------------------------------
                                                   94,621,212       96,937,932
Less: Current portion of debt                      (2,603,449)      (2,442,350)
-------------------------------------------------------------------------------
                                              $    92,017,763   $   94,495,582
===============================================================================

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


6. DEBT (continued)

       Bank loan

       Pursuant to its term loan facility and credit agreement with Standard Bank Plc ("SB"), the Company is required to make additional principal repayments upon the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements. Accordingly, upon completion of the private placement unit offering in February 2006 (Note 8), the Company repaid $2,123,800 of principal due to SB.

       Exchangeable Promissory Note

       On December 31, 2005, the Company, through ECM (Venco) Ltd, ("ECM"), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. ("Vengroup") a $3,600,000 exchangeable promissory note of ECM.

       Under the terms of the exchangeable promissory note, either party may elect to have the instalment payment satisfied by the delivery of Crystallex common shares. The number of shares to be delivered to Vengroup is based on the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding delivery of an exchange notice.

       In March 2006 Vengroup notified the Company that it was exercising its right to exchange the June 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 307,213 common shares as settlement of this principal instalment payment.

       Where the Company satisfies its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion. The Company has agreed to indemnify Vengroup for any net cumulative loss on the sale of these shares for a six month period, up to the next instalment payment due date. At March 31, 2006 the Company had not delivered to Vengroup any common shares under this arrangement.

       Interest accretion

       Interest accretion on the Notes payable and bank loan of $962,379 was expensed during the period ended March 31, 2006 (March 31, 2005 - $431,710) as a component of interest expense.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


7.       ASSET RETIREMENT OBLIGATIONS

       The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used discount rates of 15% to 25%. As of March 31, 2006, undiscounted cash outflows approximating $3.8 million are expected to occur over a five year period.

       In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

       The following table explains the change in the asset retirement obligations:


                                                                 March 31,     December 31,
As at                                                                 2006             2005
--------------------------------------------------------------------------------------------
Asset retirement obligations, beginning of period          $     1,520,738   $    2,301,181
        Liabilities incurred                                             -                -
        Liabilities settled                                              -          (30,000)
        Accretion expense                                          345,460           72,094
        Revisions in estimated cash flows                       (1,095,903)               -
--------------------------------------------------------------------------------------------
                                                           $     1,592,832   $    1,520,738
Less : current portion                                            (123,250)        (126,092)
============================================================================================
Asset retirement obligations, end of period                $     1,469,582   $    1,394,646
============================================================================================

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


8.       SHARE CAPITAL

                                                                                  March 31,     December 31,
                                                                                       2006            2005
-------------------------------------------------------------------------------------------------------------
Authorized
        Unlimited common shares, without par value
        Unlimited Class "A" preference shares, no par value
        Unlimited Class "B" preference shares, no par value
Issued

        220,889,159 Common Shares (2005 - 208,036,316)                      $   370,327,864   $ 336,491,624
=============================================================================================================

       Warrants

       As at March 31, 2006, common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

                                                                   Weighted
                                                                    Average
                                                                  Remaining
                                                     Number     Contractual
Exercise Price                                    of Shares    Life (Years)
-----------------------------------------------------------------------------

$1.75                                               500,000             1.27
$2.71 (Cdn $3.19)                                   450,000             0.50
$2.75                                             8,022,727             0.69
$4.25                                            12,250,000             1.50
-----------------------------------------------------------------------------
                                                 21,222,727
=============================================================================


       Stock options

       The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------

8.       SHARE CAPITAL (continued)


       As at March 31, 2006 stock options were outstanding enabling the holders to acquire common shares as follows:

                                                    Outstanding Options
                            -----------------------------------------------------------------
                                                               Weighted
                                                                Average             Weighted
                                                              Remaining              Average
Range of                              Number                Contractual             Exercise
Exercise Price - Cdn. $            of Shares               Life (Years)         Price - Cdn$
---------------------------------------------------------------------------------------------

$1.00 to $1.50                     1,652,500                       1.88                 1.24
$1.75 to $2.60                     4,427,144                       4.94                 2.23
$2.65 to $3.60                     3,833,250                       6.40                 3.05
$4.00 to $4.65                     1,546,000                       5.68                 4.25
---------------------------------------------------------------------------------------------
                                  11,458,894
=============================================================================================

       Financing Transactions

        Fiscal 2006 Activities

        During January 2006, the Company issued 1,661,130 common shares for net proceeds of $4,317,661 under the terms of its equity draw down facility.

        During February 2006 the Company completed a private placement of 10,799,000 units. Each unit was comprised of one common share and 1.1344 common share purchase warrants. Each whole warrant entitles the holder to purchase one common share at a price of US$4.25. The warrants are non-transferable and are exercisable for an 18 month period commencing 45 days following receipt of the Permit for the Company's Las Cristinas project in Venezuela. Certain events, including change in control of the Company or in the Company's interest in the Las Cristinas project, make the warrants immediately exercisable. The net proceeds received by the Company, after considering issuance costs of $972,486, were $30,344,514. The issuance costs were allocated proportionately to the amounts recorded as share capital of $28,251,789 and contributed surplus of $2,092,725.

        During March 2006, the Company issued 307,213 common shares to Vengroup as payment of $900,000 due to Vengroup on June 29, 2006 under the terms of the exchangeable promissory notes between Vengroup and ECM (Note 6).

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------

9.       SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                                  2006               2005
                                                     ------------------   ----------------
Cash paid during the three months ended
        March 31 for interest                              $ 4,871,891        $    57,764
===========================================================================================
Cash paid during the three months ended
        March 31 for income taxes                          $         -        $         -
===========================================================================================


                                                             March 31,        December 31,
                                                                  2006                2005
                                                     ------------------   ----------------
Cash and cash equivalents comprises:
Cash                                                      1,967,525              3,870,573
Cash equivalents                                      $  17,509,306           $    199,446
===========================================================================================
Cash and cash equivalents balance                     $  19,476,831           $  4,070,019
===========================================================================================


       Significant non-cash transactions for the three months ended March 31, 2006 included:

       i) The Company issued 307,213 common shares, with a value of $900,000, in satisfaction of the instalment payment due under the Vengroup exchangeable promissory note.

       ii) The Company accrued $1,147,343 of equipment and design costs associated with Las Cristinas.

       Significant non-cash transactions for the three months ended March 31, 2005 included:

       i) The Company issued 19,502 common shares, with a value of $70,000, for directors' fees

10.    SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------

10.    SEGMENTED INFORMATION (continued)

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

       Geographic information:

       Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------


10.      SEGMENTED INFORMATION (continued)

                                                        Tomi/                           Las        Intersegment
                                   Corporate           Revemin     La Victoria       Cristinas     Eliminations           Total
                               ---------------- ---------------  --------------- ----------------  ---------------  ---------------

2006
Mining revenue                  $          -    $    6,696,243    $    382,266    $            -    $           -   $  7,078,509
Mining revenue - intersegment   $          -    $      722,361    $          -    $            -    $    (722,361)  $          -
Operating costs                 $          -    $   (6,317,691)   $     (6,312)   $            -    $           -   $ (6,324,003)
Operating costs - intersegment  $          -    $            -    $   (722,361)   $            -    $     722,361   $          -
Interest and other income       $    333,012    $            -    $          -    $            -    $           -   $     333,012
Interest expense                $ (3,420,748)   $     (110,148)   $          -    $            -    $           -   $  (3,530,896)
Depletion and amortization      $   (182,819)   $     (695,894)   $          -    $            -    $           -   $    (878,713)
Segment (loss) profit           $ (6,904,782)   $      294,871    $   (346,407)   $            -    $           -   $  (6,956,318)
Segment assets                  $ 29,705,272    $    7,444,871    $    143,739    $  229,010,370    $           -   $ 266,304,252
Capital expenditures            $          -    $            -    $          -    $   20,951,911    $           -   $  20,951,911
-----------------------------------------------------------------------------------------------------------------------------------

2005
Mining revenue                  $          -    $    4,794,936    $    250,911    $            -    $           -   $    5,045,847
Mining revenue - intersegment   $          -    $    1,051,389    $          -    $            -    $  (1,051,389)  $            -
Operating costs                 $          -    $   (5,231,203)   $          -    $            -    $           -   $   (5,231,203)
Operating costs - intersegment  $          -    $            -    $ (1,051,389)   $            -    $   1,051,389   $            -
Interest and other income       $    623,815    $            -    $          -    $            -    $           -   $      623,815
Interest expense                $ (2,706,378)   $      (57,764)   $          -    $            -    $           -   $   (2,764,142)
Depletion and amortization      $   (157,654)   $   (1,084,309)   $     (2,005)   $            -    $           -   $   (1,243,968)
Segment loss                    $ (6,282,541)   $     (891,573)   $   (814,941)   $            -    $           -   $   (7,989,055)
Segment assets                  $103,432,214    $    9,365,380    $    141,282    $  135,707,697    $           -   $  248,646,573
Capital expenditures            $     19,160    $      855,965    $          -    $   22,255,932    $           -   $   23,131,057
-----------------------------------------------------------------------------------------------------------------------------------



                                    14 of 15

Crystallex International Corporation
Notes to the Consolidated Financial Statements
March 31, 2006
(Unaudited)
(Expressed in United States dollars)
-------------------------------------------------------------------------------



11.    COMMITMENTS AND CONTINGENCIES

       Significant changes in commitments and contingencies since those reported in the Company's annual consolidated financial statements as at December 31, 2005 are as follows:

       The Company has made certain commitments to date approximating $184 million (December 31, 2005 - $179 million), of which approximately $103 million (December 31, 2005 - $89 million) has been paid, and will be required to make additional commitments approximating $109 million, in order to complete construction of the Las Cristinas project.

12.    SUBSEQUENT EVENTS

       On May 3, 2006 SB delivered a Conversion Notice to the Company, electing to exchange the entire principal amount of the convertible portion of the loan, in the amount of $7,500,000 into 3,765,841 common shares of Crystallex.

                                                                      DOCUMENT 2

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      Management's Discussion and Analysis
                 For the Three Month Period Ended March 31, 2006
           (All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the three month period ending March 31, 2006. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2005, the related annual MD&A included in the 2005 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in United States dollars, unless otherwise specified. This MD&A has been prepared as of May 9, 2006.

Highlights

o Received approval of the Las Cristinas gold project from the Ministry of Basic Industries and Mining and are awaiting final environmental permitting from the Ministry of Environment and Natural Resources.

o Bids have been received for 95% of the total number of purchase orders and contracts for the development of Las Cristinas.

o Completed a private placement of common shares and share purchase warrants for net proceeds of $30.3 million.

o        Net loss for the quarter of $7.0 million, or $0.03 per share.


Key Statistics
---------------------------------------------------------------------------------------
                                                          Three Months Ended March 31,
                                                                2006              2005
---------------------------------------------------------------------------------------
Operating Statistics
Gold Production (ounces)                                      11,767            12,789
Gold Sold (ounces)                                            12,773            11,875
Per Ounce Data:
     Total Cash Cost (1)                                        $495              $391
     Average Realized Gold Price                                $554              $425
     Average Spot Gold Price                                    $564              $428

Financial Results ($ thousands)
Revenues                                                      $7,079            $5,046
Net Loss                                                     ($6,956)          ($7,989)
Net Loss per Basic Share                                      ($0.03)           ($0.04)
Cash Flow from Operating Activities(2)                      ($11,402)         ($12,522)

Financial Position ($ thousands)                         At March 31,   At December 31,
                                                                2006              2005
                                                                ----              ----
Cash and Cash Equivalents                                    $19,477            $4,070
Restricted Cash and Cash Equivalents                          $6,052           $21,323
Total Debt                                                   $94,621           $96,938
Shareholders' Equity                                        $160,966          $132,036

Weighted Average Common Shares Outstanding - Basic       216,405,414       190,660,898
----------------------------------------------------------------------------------------


(1) Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
(2) Cash flow after working capital changes and before capital expenditures.

                                    15 of 15

Financial Results Overview

The Company recorded a net loss of $7.0 million, or $0.03 per share for the first quarter of 2006, as compared with a net loss of $8.0 million, or $0.04 per share for the comparable period in 2005. The first quarter of 2006, as compared with the prior year period, reflects higher mine operating income due largely to realizing higher prices on gold sales, as well as lower charges for amortization and foreign exchange losses. These were offset, in part, by higher interest expense in the current quarter, which is attributable to an increase in debt as a result of closing out the Company's final gold sales contracts and converting the $14.3 million settlement amount into a term loan in December 2005. The first quarter of 2005 net loss included a $1.5 million commodity contract gain.

Gold sales revenue for the quarter ended March 31, 2006 was $7.1 million, a 40% increase over revenue of $5.0 million in the corresponding quarter in 2005. The increase in revenue was primarily attributable to realizing higher prices on gold sales. The Company realized an average gold price of $554 per ounce during the first quarter of 2006, approximately 30% higher than the $425 per ounce realized in the first quarter of 2005. The Company also sold more ounces of gold in the current quarter. In the first quarter of 2006, the Company sold 12,773 ounces of gold as compared with 11,875 ounces sold in the first quarter of 2005.

Cash flow from operating activities for the first quarter of 2006 was a deficit of $11.4 million as compared with a deficit of $12.5 million for the comparable quarter in 2005. The 2006 first quarter cash flow deficit reflects $3.5 million of general and administrative expenses and a net working capital utilization of $6.4 million, comprised primarily of a $4.7 million semi-annual interest payment on the Company's $100 million of 9.375% notes. The Company's cash position, including restricted cash, at March 31, 2006 was $25.5 million. Capital expenditures were $21.0 million during the first quarter of 2006, a decrease of $2.1 million over the same period last year. The decrease in capital spending is attributable to delays in permitting Las Cristinas.

Project Development

Las Cristinas

In March 2006, the Government of Venezuela, in the form of the Ministry of Basic Industries and Mining ("MIBAM"), approved the Feasibility Study for the Las Cristinas project. The MIBAM approval of the Feasibility Study is required before the Ministry of the Environment and Natural Resources, ("MARN") can issue the Permit to Impact Natural Resources, (the "Permit"). The Permit authorizes Crystallex to construct and operate the Las Cristinas mine.

The granting of the Permit requires MARN approval of an environmental impact study ("EIS"). Crystallex submitted an EIS and additional data and studies to the MARN. The Ministry continues to advance the permitting process following the MIBAM approval of the project and its Feasibility Study, which was the last external input required by MARN.

At the end of the first quarter of 2006, bids had been received for 95% of the total number of purchase orders and contracts and approximately 80% of the total had been awarded. The remaining equipment purchasing and awarding of service contracts will be undertaken after receipt of the Permit.

Since the inception of the Engineering, Procurement and Construction Management, ("EPCM") contract in April 2004, expenditures related to Las Cristinas total $158 million. Of this, approximately $103 million is related to equipment and services under the $293 million capital budget governed by the EPCM contract. Equipment valued at approximately $55.5 million is in storage and will be shipped to Venezuela upon receipt of the Permit.

During the first quarter of 2006, Crystallex spent $21.0 million on Las Cristinas. Of this, approximately $14.5 million was for equipment purchases and engineering services detailed in the capital budget of $293 million. The balance of the Las Cristinas expenditures were for programs not included in the $293 million capital budget, including social and community development programs, environmental work, general site administration costs and other related work.

Operations Review

Production Summary

------------------------------------------------------------------------------------------------------------
                                                                               Three Months Ended March 31,
Gold Production (ounces)                                                             2006              2005
------------------------------------------------------------------------------------------------------------
     La Victoria                                                                      631               667
     Tomi Open Pits                                                                 5,205             8,948
     Tomi Underground                                                               5,902             2,910
     Purchased Material                                                                29               264
------------------------------------------------------------------------------------------------------------
Total Gold Production (ounces)                                                     11,767            12,789
------------------------------------------------------------------------------------------------------------
Total Ore Processed(1) (tonnes)                                                    99,881           110,305
Head Grade of Ore Processed (g/t)                                                    3.98              3.84
Total Recovery Rate (%)                                                               92%               94%
Total Gold Recovered (ounces)                                                      11,767            12,789
------------------------------------------------------------------------------------------------------------
Total Cash Cost Per Ounce Sold                                                       $495              $391
------------------------------------------------------------------------------------------------------------
Mine Operating Cash Flow  ($,000)                                                    $755              $917
Capital Expenditures(2) ($,000)                                                      ----              $856
Cash Flow After Capital                                                              $755               $61
------------------------------------------------------------------------------------------------------------

(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.
(2) Capital expenditures at operating mines, (excludes Las Cristinas).

Tomi

------------------------------------------------------------------------------------------------------------
                                                                            Three Months Ended March 31,
100% Basis                                                                2006                         2005
------------------------------------------------------------------------------------------------------------
Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined                                                        45,047                       82,376
Tonnes Waste Mined                                                     493,645                      474,152
Tonnes Ore Processed                                                    67,871                       86,253
Average Grade of Ore Processed (g/t)                                      2.62                         3.44
Recovery Rate (%)                                                          91%                          94%
------------------------------------------------------------------------------------------------------------
Production (ounces)                                                      5,205                        8,948
------------------------------------------------------------------------------------------------------------
Tomi Underground (100% Crystallex)
Tonnes Ore Mined                                                        21,725                       10,512
Tonnes Ore Processed                                                    21,140                       11,220
Average Grade of Ore Processed (g/t)                                       9.3                         8.49
Recovery Rate (%)                                                          93%                          95%
------------------------------------------------------------------------------------------------------------
Production (ounces)                                                      5,902                        2,910
------------------------------------------------------------------------------------------------------------

La Victoria

------------------------------------------------------------------------------------------------------------
                                                                            Three Months Ended March 31,
100% Basis                                                                2006                         2005
------------------------------------------------------------------------------------------------------------
La Victoria
Tonnes Ore Mined                                                      11,972                         21,614
Tonnes Waste Mined                                                   116,805                        105,309
Tonnes Ore Processed                                                  10,711                         10,670
Average Grade of Ore Processed (g/t)                                    2.16                           2.14
Recovery Rate (%)                                                        85%                            91%
------------------------------------------------------------------------------------------------------------
Production (ounces)                                                      631                            667
------------------------------------------------------------------------------------------------------------


Gold production of 11,767 ounces in the first quarter of 2006 was 8% lower than production in the year earlier quarter. Open pit gold production in the current quarter was impacted by heavy rain in January, lower ore grades and higher strip ratios. This was offset by improved production from the underground mine, which increased from 2,900 ounces in the first quarter of 2005 to 5,900 ounces in the current quarter.

Cash flow from mining operations (Revenue less Operations expenses) in the first quarter of 2006 was $755,000 as compared with $61,000 in the year earlier period. The increase in cash flow was attributable to higher gold prices and selling more ounces of gold (see Revenue below). The Company's total cash cost per ounce sold $495 in the first quarter of 2006.

Income Statement

Revenue

Revenue for the first quarter of 2006 was $7.1 million, as compared with $5.0 million for the comparable period in 2005. The increase in revenue was principally attributable to higher realized gold prices and, to a lesser extent, selling more ounces of gold. In the first quarter of 2006, Crystallex realized an average sales price of $554 per ounce, as compared with $425 per ounce in the first quarter of 2005. The Company sold 12,773 ounces of gold in the first quarter of 2006 and 11,875 ounces in the comparable quarter of 2005. Although fewer ounces were produced in the first quarter of 2006 as compared with the prior year period, ounces sold were higher due to the timing of gold shipments.

Operating Expenses

The Company's total cash costs of sales include mining, processing, mine administration, royalties and production taxes and exclude corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs and reclamation accruals.

Cash costs of sales were $6.3 million during the first quarter of 2006, as compared with $5.2 million in the comparable period in 2005. The increase was due, in part, to accounting for the cost of a higher number of ounces of gold sold in the first quarter of 2006 (see Mining Revenue). Costs in the first quarter of 2006 also reflect higher contractor mining costs for both the underground and open pit mines and higher costs for site administration and other services, including environmental and safety. On a unit cost basis, the total cash cost of gold sold in the first quarter of 2006 was $495 per ounce as compared with $391 per ounce for the same period in 2005.

General and Administrative Expenses

General and Administrative expenses were $3.5 million for the first quarter of 2006, as compared with $3.6 million for the corresponding quarter in 2005. General and Administrative expenses in the first quarter of 2006 reflect increases in Venezuelan consulting fees and corporate capital tax. Expenses for legal services, payroll and travel and accommodation were lower in the current quarter than in the corresponding quarter of 2005.

Forward Sales and Written Call Options

Crystallex eliminated its gold hedge contracts in 2005. In December 2005, 71,239 ounces of gold contracts were closed out and the settlement amount of $14.3 million was converted into a term loan facility with Standard Bank Plc to be repaid over the next three years (see the Company's 2005 Management Discussion and Analysis, Financing Activities).

The Company's determination to settle the gold contracts in December 2005 at an average gold price of $505 per ounce was justified in the current environment of rising gold prices. Based on the London PM gold fix on May 9, 2006 of $691 per ounce, the settlement of the 71,239 ounces would have cost an additional amount of approximately $11.8 million.

Liquidity and Capital Resources

Crystallex's principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at full capacity. Crystallex forecasts cash requirements of $250 to $275 million through the first quarter of 2008 to build Las Cristinas, to fund the Company's operating deficit, and to cover debt service. The Company intends to fund this overall requirement with existing cash and from a combination of limited recourse project debt financing, and other forms of public market debt and equity financing.

Cash and Cash Equivalents

On March 31, 2006 the Company had cash and cash equivalents of $25.5 million, including restricted cash of $6.1 million. The restricted cash represents the balance of proceeds of a senior unsecured note financing, with $1.4 million held in a project escrow account for approved Las Cristinas development expenditures and $4.7 million held in an interest escrow account to cover the July 2006 interest payment on the Company's senior unsecured notes.

The change in the cash balance during the first quarter of 2006 is reconciled as follows ($ millions):


Cash, Cash Equivalents and Restricted Cash at December 31, 2005                          $25.4
                                                                                         -----
Common Share Issue Proceeds                                                  $32.8
Warrant Proceeds                                                              $2.1
                                                                             -----
Total Sources of Cash                                                                    $34.9

Operating Cash Flow Deficit                                                 ($11.4)
Capital Expenditures - Las Cristinas                                        ($21.0)
Capital Expenditures - Other Operations                                      ($0.0)
Debt Service                                                                 ($2.4)
                                                                             ------
Total Uses of Cash                                                                      ($34.8)
                                                                                         -----

Net Addition to Cash                                                                      $0.1
                                                                                         ------

Cash, Cash Equivalents and Restricted Cash at March 31, 2006                             $25.5
                                                                                         -----

Cash Flow from Operations

Cash flow from operations (before capital expenditures) was a deficit of $11.4 million for the first quarter of 2006 as compared with a deficit of $12.5 million for the comparable period in 2005. Cash expenditures of $3.5 million for general and administrative expenses and a net working capital utilization of $6.4 million, principally a decrease in accounts payable, contributed to the cash flow deficit in the first quarter of 2006. The majority of the working capital utilization was a $4.7 million semi annual interest payment on the Company's $100 million of 9.375% notes.

The operating cash flow deficit for the first quarter of 2006 was $1.1 million less than the deficit for the same period in 2005. The current quarter includes the $4.7 million note interest payment, while the first quarter 2005 deficit included cash expenditures of $6.8 million for settling gold contracts.

Investing Activities

Capital expenditures during the first quarter of 2006 totalled $21.0 million, as compared with $23.1 million for the same period in 2005. The decrease in the current quarter is due to the delay in receiving the Las Cristinas Permit. Capital expenditures for the first quarters of 2006 and 2005 were as follows:



------------------------------------------------------------------------------
$ millions                  First Quarter 2006          First Quarter 2005
------------------------------------------------------------------------------
Las Cristinas                      $21.0                       $22.3
Revemin/Tomi                        ---                          0.8
Corporate                           ---                          ---
Total                              $21.0                       $23.1
------------------------------------------------------------------------------

Financing Activities

In February 2006, the Company completed a private placement of 10,799,000 units at a purchase price of US$2.90 per unit for net proceeds of US$30.3 million. The units consisted of 10,799,000 common shares and 12,250,000 share purchase warrants. Each warrant allows the holder to purchase a common share of the Company for US$4.25 per share for a period of 18 months, on the later of April 4, 2006 or 45 days following the receipt of the Permit for the Las Cristinas project.

As a result of the private placement financing and in accordance with the terms of the new term facility with Standard Bank Plc, the Company made a mandatory repayment of $2.1 million in February 2006 to Standard Bank Plc. In addition to the mandatory repayment, the Company made $450,000 of regularly scheduled principal and interest payments to Standard Bank Plc during the first quarter of 2006.

The Company has a C$60 million equity draw down facility with a counterparty. Under the terms of the equity facility, the Company has the right, but not the obligation, to require the counterparty to purchase up to C$60 million of the Company's common shares in a series of draws over a 24 month period, from September 14, 2005 to September 14, 2007. The minimum share price at which the Company will sell shares to the counterparty is C$1.00. On January 26, 2006, the Company exercised a fifth draw under the equity draw down facility and issued 1,661,130 shares to the counterparty for gross proceeds of C$5.0 million. At March 31, 2006, a total of C$26.6 million had been drawn under the facility.

Outstanding Share Data

At March 31, 2006, 220.9 million common shares of Crystallex were issued and outstanding. In addition, at March 31, 2006 options to purchase 11.5 million common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 21.2 million common shares of Crystallex were issued and outstanding.

 Quarterly Data

-----------------------------------------------------------------------------------------------------------------------
                    2006                             2005                                         2004
                  -----------------------------------------------------------------------------------------------------
                          Q1           Q4           Q3            Q2           Q1           Q4          Q3          Q2
Revenue               $7,079       $6,623       $7,020        $6,301       $5,046       $5,037      $5,632      $5,634
Net (Loss)           ($6,956)    ($18,585)    ($10,338)      ($8,295)     ($7,989)    ($44,115)    ($9,441)      ($448)

-----------------------------------------------------------------------------------------------------------------------

The quarterly trends are consistent with the explanations of the annual trends set out in the Company's 2005 40-F/Annual Information Form.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

There were no changes in accounting policies or methods used to report the Company's financial condition in the first quarter of 2006 that impacted the Company's financial statements.


Risk Factors

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

Please refer to the Company's 2005 40-F/Annual Information Form, available on SEDAR at www.sedar.com, for a detailed review of the Company's Risk Factors.

REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Pursuant to Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, the Company evaluated the effectiveness of its disclosure controls and procedures (the "Disclosure Controls") as at year end December 31, 2005 under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer. Based on the results of this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Disclosure Controls were effective and that the Disclosure Controls provide reasonable assurance that material information relating to Crystallex and its subsidiaries is made known to the Company by others within those entities, particularly during the period in which the annual filings are being prepared.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

--------------------------------------------------------------------------------
                                                    Three Months Ended March 31,
                                                       2006                2005
--------------------------------------------------------------------------------
Operating Costs per Financial Statements         $6,324,003        $5,231,203
Albino Mine Expenditures                                ---         ($591,852)
By-Product Credits                                      ---               ---
Reclamation and Closure Costs                           ---               ---
Operating Costs for Per Ounce Calculation        $6,324,003        $4,639,351

Gold Ounces Sold                                     12,773            11,875
Total Cash Cost Per Ounce Sold                         $495              $391(1)
--------------------------------------------------------------------------------


(1) In the first quarter of 2005, the Company deducted $1.1 million of expenditures at the Revemin mill when calculating the cost per ounce, which resulted in costs of $298/oz. The mill adjustment was undertaken as the expenditures typically would have been capitalized, but were expensed due to the short reserve life at the Tomi operations. The mill adjustment has now been reversed to be consistent with the current unit cost calculation which does not adjust operating costs for expenditures that would otherwise be capitalized under a longer reserve scenario.

Additional information relating to Crystallex, including the 2005 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" in the Company's 2005 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

                                                                      DOCUMENT 3

[CRYSTALLEX INTERNAZTIONAL CORPORATION
GRAPHIC OMITTED]

For Immediate Release                                               May 11, 2006
                                                                      RM: 8 - 06

                     Crystallex Reports First Quarter Results


TORONTO, ONTARIO, May 11, 2006 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported unaudited financial results for the quarter ending March 31, 2006. All dollar figures are in US Dollars unless otherwise indicated.

Commenting on the Crystallex's quarterly results and progress, Todd Bruce, President and Chief Executive Officer of Crystallex said, "We continued to advance Las Cristinas towards commercial gold production and those efforts were recognized by the Ministry of Basic Industry and Mining's ("MIBAM") formal approval of all the technical, economic and financial aspects of the Las Cristinas gold Project as established in the Feasibility Study and in the Mine Operating Agreement (see the Crystallex News Release dated March, 26, 2006). This was a critical milestone for the project as it not only brought clarity to these critical parameters but it also represented the last external input required by the Ministry of the Environment and Natural Resources ("MARN") to complete the final administrative stage in order to issue the Permit to Impact Natural Resources ("Permit"). The Company is ready to launch the final construction and subsequent operating phase at Las Cristinas once the Permit is granted."


                      Management's Discussion and Analysis
                 For the Three Month Period Ended March 31, 2006
           (All dollar amounts in US dollars, unless otherwise stated)


This Management Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the three month period ending March 31, 2006. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2005, the related annual MD&A included in the 2005 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in United States dollars, unless otherwise specified. This MD&A has been prepared as of May 9, 2006.


Highlights

   o Received approval of the Las Cristinas gold project from the Ministry of Basic Industries and Mining and are awaiting final environmental permitting from the Ministry of Environment and Natural Resources.

   o Bids have been received for 95% of the total number of purchase orders and contracts for the development of Las Cristinas.

   o Completed a private placement of common shares and share purchase warrants for net proceeds of $30.3 million.

   o     Net loss for the quarter of $7.0 million, or $0.03 per share.



Key Statistics
==========================================================================================
                                                             Three Months Ended March 31,
                                                                   2006              2005
------------------------------------------------------------------------ -----------------
Operating Statistics
Gold Production (ounces)                                         11,767            12,789
Gold Sold (ounces)                                               12,773            11,875
Per Ounce Data:
     Total Cash Cost (1)                                           $495              $391
     Average Realized Gold Price                                   $554              $425
     Average Spot Gold Price                                       $564              $428

Financial Results ($ thousands)
Revenues                                                         $7,079            $5,046
Net Loss                                                        ($6,956)          ($7,989)
Net Loss per Basic Share                                         ($0.03)           ($0.04)
Cash Flow from Operating Activities(2)                         ($11,402)         ($12,522)

Financial Position ($ thousands)                           At March 31,   At December 31,
                                                                   2006              2005
                                                       ----------------  -----------------
Cash and Cash Equivalents                                       $19,477            $4,070
Restricted Cash and Cash Equivalents                             $6,052           $21,323
Total Debt                                                      $94,621           $96,938
Shareholders' Equity                                           $160,966          $132,036

Weighted Average Common Shares Outstanding - Basic          216,405,414       190,660,898
==========================================================================================

(1) Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
(2) Cash flow after working capital changes and before capital expenditures.


Financial Results Overview

The Company recorded a net loss of $7.0 million, or $0.03 per share for the first quarter of 2006, as compared with a net loss of $8.0 million, or $0.04 per share for the comparable period in 2005. The first quarter of 2006, as compared with the prior year period, reflects higher mine operating income due largely to realizing higher prices on gold sales, as well as lower charges for amortization and foreign exchange losses. These were offset, in part, by higher interest expense in the current quarter, which is attributable to an increase in debt as a result of closing out the Company's final gold sales contracts and converting the $14.3 million settlement amount into a term loan in December 2005. The first quarter of 2005 net loss included a $1.5 million commodity contract gain.

Gold sales revenue for the quarter ended March 31, 2006 was $7.1 million, a 40% increase over revenue of $5.0 million in the corresponding quarter in 2005. The increase in revenue was primarily attributable to realizing higher prices on gold sales. The Company realized an average gold price of $554 per ounce during the first quarter of 2006, approximately 30% higher than the $425 per ounce realized in the first quarter of 2005. The Company also sold more ounces of gold in the current quarter. In the first quarter of 2006, the Company sold 12,773 ounces of gold as compared with 11,875 ounces sold in the first quarter of 2005.

Cash flow from operating activities for the first quarter of 2006 was a deficit of $11.4 million as compared with a deficit of $12.5 million for the comparable quarter in 2005. The 2006 first quarter cash flow deficit reflects $3.5 million of general and administrative expenses and a net working capital utilization of $6.4 million, comprised primarily of a $4.7 million semi-annual interest payment on the Company's $100 million of 9.375% notes. The Company's cash position, including restricted cash, at March 31, 2006 was $25.5 million. Capital expenditures were $21.0 million during the first quarter of 2006, a decrease of $2.1 million over the same period last year. The decrease in capital spending is attributable to delays in permitting Las Cristinas.

Project Development

Las Cristinas

In March 2006, the Government of Venezuela, in the form of the Ministry of Basic Industries and Mining ("MIBAM"), approved the Feasibility Study for the Las Cristinas project. The MIBAM approval of the Feasibility Study is required before the Ministry of the Environment and Natural Resources, ("MARN") can issue the Permit to Impact Natural Resources, (the "Permit"). The Permit authorizes Crystallex to construct and operate the Las Cristinas mine.

The granting of the Permit requires MARN approval of an environmental impact study ("EIS"). Crystallex submitted an EIS and additional data and studies to the MARN. The Ministry continues to advance the permitting process following the MIBAM approval of the project and its Feasibility Study, which was the last external input required by MARN.

At the end of the first quarter of 2006, bids had been received for 95% of the total number of purchase orders and contracts and approximately 80% of the total had been awarded. The remaining equipment purchasing and awarding of service contracts will be undertaken after receipt of the Permit.

Since the inception of the Engineering, Procurement and Construction Management, ("EPCM") contract in April 2004, expenditures related to Las Cristinas total $158 million. Of this, approximately $103 million is related to equipment and services under the $293 million capital budget governed by the EPCM contract. Equipment valued at approximately $55.5 million is in storage and will be shipped to Venezuela upon receipt of the Permit.

During the first quarter of 2006, Crystallex spent $21.0 million on Las Cristinas. Of this, approximately $14.5 million was for equipment purchases and engineering services detailed in the capital budget of $293 million. The balance of the Las Cristinas expenditures were for programs not included in the $293 million capital budget, including social and community development programs, environmental work, general site administration costs and other related work.

Operations Review

Production Summary

============================================================================================================
                                                                               Three Months Ended March 31,
Gold Production (ounces)                                                             2006              2005
----------------------------------------------------------------------- ------------------ -----------------
     La Victoria                                                                      631               667
     Tomi Open Pits                                                                 5,205             8,948
     Tomi Underground                                                               5,902             2,910
     Purchased Material                                                                29               264
----------------------------------------------------------------------- ------------------ -----------------
Total Gold Production (ounces)                                                     11,767            12,789
----------------------------------------------------------------------- ------------------ -----------------
Total Ore Processed(1) (tonnes)                                                    99,881           110,305
Head Grade of Ore Processed (g/t)                                                    3.98              3.84
Total Recovery Rate (%)                                                               92%               94%
Total Gold Recovered (ounces)                                                      11,767            12,789
----------------------------------------------------------------------- ------------------ -----------------
Total Cash Cost Per Ounce Sold                                                       $495              $391
----------------------------------------------------------------------- ------------------ -----------------
Mine Operating Cash Flow  ($,000)                                                    $755              $917
Capital Expenditures(2) ($,000)                                                      ----              $856
Cash Flow After Capital                                                              $755               $61
============================================================================================================

(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.
(2) Capital expenditures at operating mines, (excludes Las Cristinas).


Tomi

============================================================================================================
                                                                               Three Months Ended March 31,
100% Basis                                                                2006                         2005
------------------------------------------------- ----------------------------- ----------------------------
Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined                                                        45,047                       82,376
Tonnes Waste Mined                                                     493,645                      474,152
Tonnes Ore Processed                                                    67,871                       86,253
Average Grade of Ore Processed (g/t)                                      2.62                         3.44
Recovery Rate (%)                                                          91%                          94%
------------------------------------------------- ----------------------------- ----------------------------
Production (ounces)                                                      5,205                        8,948
============================================================================================================
Tomi Underground (100% Crystallex)
Tonnes Ore Mined                                                        21,725                       10,512
Tonnes Ore Processed                                                    21,140                       11,220
Average Grade of Ore Processed (g/t)                                       9.3                         8.49
Recovery Rate (%)                                                          93%                          95%
------------------------------------------------- ----------------------------- ----------------------------
Production (ounces)                                                      5,902                        2,910
============================================================================================================

La Victoria

============================================================================================================
                                                                               Three Months Ended March 31,
100% Basis                                                              2006                           2005
----------------------------------------------- ----------------------------- ------------------------------
La Victoria
Tonnes Ore Mined                                                      11,972                         21,614
Tonnes Waste Mined                                                   116,805                        105,309
Tonnes Ore Processed                                                  10,711                         10,670
Average Grade of Ore Processed (g/t)                                    2.16                           2.14
Recovery Rate (%)                                                        85%                            91%
----------------------------------------------- ----------------------------- ------------------------------
Production (ounces)                                                      631                            667
============================================================================================================

Gold production of 11,767 ounces in the first quarter of 2006 was 8% lower than production in the year earlier quarter. Open pit gold production in the current quarter was impacted by heavy rain in January, lower ore grades and higher strip ratios. This was offset by improved production from the underground mine, which increased from 2,900 ounces in the first quarter of 2005 to 5,900 ounces in the current quarter.

Cash flow from mining operations (Revenue less Operations expenses) in the first quarter of 2006 was $755,000 as compared with $61,000 in the year earlier period. The increase in cash flow was attributable to higher gold prices and selling more ounces of gold (see Revenue below). The Company's total cash cost per ounce sold $495 in the first quarter of 2006.

Income Statement

Revenue

Revenue for the first quarter of 2006 was $7.1 million, as compared with $5.0 million for the comparable period in 2005. The increase in revenue was principally attributable to higher realized gold prices and, to a lesser extent, selling more ounces of gold. In the first quarter of 2006, Crystallex realized an average sales price of $554 per ounce, as compared with $425 per ounce in the first quarter of 2005. The Company sold 12,773 ounces of gold in the first quarter of 2006 and 11,875 ounces in the comparable quarter of 2005. Although fewer ounces were produced in the first quarter of 2006 as compared with the prior year period, ounces sold were higher due to the timing of gold shipments.

Operating Expenses

The Company's total cash costs of sales include mining, processing, mine administration, royalties and production taxes and exclude corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs and reclamation accruals.

Cash costs of sales were $6.3 million during the first quarter of 2006, as compared with $5.2 million in the comparable period in 2005. The increase was due, in part, to accounting for the cost of a higher number of ounces of gold sold in the first quarter of 2006 (see Mining Revenue). Costs in the first quarter of 2006 also reflect higher contractor mining costs for both the underground and open pit mines and higher costs for site administration and other services, including environmental and safety. On a unit cost basis, the total cash cost of gold sold in the first quarter of 2006 was $495 per ounce as compared with $391 per ounce for the same period in 2005.

General and Administrative Expenses

General and Administrative expenses were $3.5 million for the first quarter of 2006, as compared with $3.6 million for the corresponding quarter in 2005. General and Administrative expenses in the first quarter of 2006 reflect increases in Venezuelan consulting fees and corporate capital tax. Expenses for legal services, payroll and travel and accommodation were lower in the current quarter than in the corresponding quarter of 2005.

Forward Sales and Written Call Options

Crystallex eliminated its gold hedge contracts in 2005. In December 2005, 71,239 ounces of gold contracts were closed out and the settlement amount of $14.3 million was converted into a term loan facility with Standard Bank Plc to be repaid over the next three years (see the Company's 2005 Management Discussion and Analysis, Financing Activities).

The Company's determination to settle the gold contracts in December 2005 at an average gold price of $505 per ounce was justified in the current environment of rising gold prices. Based on the London PM gold fix on

May 9, 2006 of $691 per ounce, the settlement of the 71,239 ounces would have cost an additional amount of approximately $11.8 million.

Liquidity and Capital Resources

Crystallex's principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at full capacity. Crystallex forecasts cash requirements of $250 to $275 million through the first quarter of 2008 to build Las Cristinas, to fund the Company's operating deficit, and to cover debt service. The Company intends to fund this overall requirement with existing cash and from a combination of limited recourse project debt financing, and other forms of public market debt and equity financing.

Cash and Cash Equivalents

On March 31, 2006 the Company had cash and cash equivalents of $25.5 million, including restricted cash of $6.1 million. The restricted cash represents the balance of proceeds of a senior unsecured note financing, with $1.4 million held in a project escrow account for approved Las Cristinas development expenditures and $4.7 million held in an interest escrow account to cover the July 2006 interest payment on the Company's senior unsecured notes.

The change in the cash balance during the first quarter of 2006 is reconciled as follows ($ millions):

Cash, Cash Equivalents and Restricted Cash at December 31, 2005                         $25.4
                                                                                        =====

Common Share Issue Proceeds                                                 $32.8
Warrant Proceeds                                                             $2.1
                                                                             ----
Total Sources of Cash                                                                   $34.9

Operating Cash Flow Deficit                                                ($11.4)
Capital Expenditures - Las Cristinas                                       ($21.0)
Capital Expenditures - Other Operations                                     ($0.0)
Debt Service                                                                ($2.4)
                                                                           ------
Total Uses of Cash                                                                     ($34.8)
                                                                                      -------

Net Addition to Cash                                                                     $0.1
                                                                                         ----

Cash, Cash Equivalents and Restricted Cash at March 31, 2006                            $25.5
                                                                                        =====

Cash Flow from Operations

Cash flow from operations (before capital expenditures) was a deficit of $11.4 million for the first quarter of 2006 as compared with a deficit of $12.5 million for the comparable period in 2005. Cash expenditures of $3.5 million for general and administrative expenses and a net working capital utilization of $6.4 million, principally a decrease in accounts payable, contributed to the cash flow deficit in the first quarter of 2006. The majority of the working capital utilization was a $4.7 million semi annual interest payment on the Company's $100 million of 9.375% notes.

The operating cash flow deficit for the first quarter of 2006 was $1.1 million less than the deficit for the same period in 2005. The current quarter includes the $4.7 million note interest payment, while the first quarter 2005 deficit included cash expenditures of $6.8 million for settling gold contracts.

Investing Activities

Capital expenditures during the first quarter of 2006 totalled $21.0 million, as compared with $23.1 million for the same period in 2005. The decrease in the current quarter is due to the delay in receiving the Las Cristinas Permit. Capital expenditures for the first quarters of 2006 and 2005 were as follows:

===============================================================================
$ millions                 First Quarter 2006             First Quarter 2005
-------------------------------------------------------------------------------
Las Cristinas                     $21.0                          $22.3
Revemin/Tomi                       ---                             0.8
Corporate                          ---                             ---
                                ---------                      ---------
Total                             $21.0                          $23.1
===============================================================================

Financing Activities

In February 2006, the Company completed a private placement of 10,799,000 units at a purchase price of US$2.90 per unit for net proceeds of US$30.3 million. The units consisted of 10,799,000 common shares and 12,250,000 share purchase warrants. Each warrant allows the holder to purchase a common share of the Company for US$4.25 per share for a period of 18 months, on the later of April 4, 2006 or 45 days following the receipt of the Permit for the Las Cristinas project.

As a result of the private placement financing and in accordance with the terms of the new term facility with Standard Bank Plc, the Company made a mandatory repayment of $2.1 million in February 2006 to Standard Bank Plc. In addition to the mandatory repayment, the Company made $450,000 of regularly scheduled principal and interest payments to Standard Bank Plc during the first quarter of 2006.

The Company has a C$60 million equity draw down facility with a counterparty. Under the terms of the equity facility, the Company has the right, but not the obligation, to require the counterparty to purchase up to C$60 million of the Company's common shares in a series of draws over a 24 month period, from September 14, 2005 to September 14, 2007. The minimum share price at which the Company will sell shares to the counterparty is C$1.00. On January 26, 2006, the Company exercised a fifth draw under the equity draw down facility and issued 1,661,130 shares to the counterparty for gross proceeds of C$5.0 million. At March 31, 2006, a total of C$26.6 million had been drawn under the facility.

Outstanding Share Data

At March 31, 2006, 220.9 million common shares of Crystallex were issued and outstanding. In addition, at March 31, 2006 options to purchase 11.5 million common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 21.2 million common shares of Crystallex were issued and outstanding.

Quarterly Data

=======================================================================================================================
                    2006                             2005                                         2004
                 ------------------------------------------------------------------------------------------------------
                          Q1           Q4           Q3            Q2           Q1           Q4          Q3          Q2
Revenue               $7,079       $6,623       $7,020        $6,301       $5,046       $5,037      $5,632      $5,634
Net (Loss)           ($6,956)    ($18,585)    ($10,338)      ($8,295)     ($7,989)    ($44,115)    ($9,441)      ($448)
=======================================================================================================================

The quarterly trends are consistent with the explanations of the annual trends set out in the Company's 2005 40-F/Annual Information Form.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

There were no changes in accounting policies or methods used to report the Company's financial condition in the first quarter of 2006 that impacted the Company's financial statements.

Risk Factors

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

Please refer to the Company's 2005 40-F/Annual Information Form, available on SEDAR at www.sedar.com, for a detailed review of the Company's Risk Factors.

REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Pursuant to Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, the Company evaluated the effectiveness of its disclosure controls and procedures (the "Disclosure Controls") as at year end December 31, 2005 under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer. Based on the results of this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Disclosure Controls were effective and that the Disclosure Controls provide reasonable assurance that material information relating to Crystallex and its subsidiaries is made known to the Company by others within those entities, particularly during the period in which the annual filings are being prepared.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

================================================================================
                                                    Three Months Ended March 31,
                                                       2006              2005
--------------------------------------------------------------------------------
Operating Costs per Financial Statements         $6,324,003        $5,231,203
Albino Mine Expenditures                                ---         ($591,852)
By-Product Credits                                      ---               ---
Reclamation and Closure Costs                           ---               ---
Operating Costs for Per Ounce Calculation        $6,324,003        $4,639,351

Gold Ounces Sold                                     12,773            11,875
Total Cash Cost Per Ounce Sold                         $495              $391(1)
================================================================================

(1) In the first quarter of 2005, the Company deducted $1.1 million of expenditures at the Revemin mill when calculating the cost per ounce, which resulted in costs of $298/oz. The mill adjustment was undertaken as the expenditures typically would have been capitalized, but were expensed due to the short reserve life at the Tomi operations. The mill adjustment has now been reversed to be consistent with the current unit cost calculation which does not adjust operating costs for expenditures that would otherwise be capitalized under a longer reserve scenario.

Additional information relating to Crystallex, including the 2005 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in early 2008 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide
7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.


NOTE TO U.S. INVESTORS: While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CRYSTALLEX INTERNATIONAL CORPORATION
                                       -----------------------------------------
                                                     (Registrant)

Date:   May 11, 2006                   By: /S/ DAN HAMILTON
        -------------------------          -------------------------------------
                                           Name:  Dan Hamilton
                                           Title: Chief Financial Officer